UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

45339J 105

(CUSIP Number)

Glen R. Anderson

Anderson Family Trust

3274 Ross Road

Palo Alto, CA 94303

+1.650.493.7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Glen R. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 113,918
	8.	Shared Voting Power: 624,174(1)
	9.	Sole Dispositive Power: 113,918
	10.	Shared Dispositive Power: 414,322(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 738,092
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.0% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Represents shares registered in the name of the Anderson Family Trust U/A DTD 01/07/2018. Mr. Anderson is a trustee of the Anderson Family Trust and shares voting and dispositive control with his spouse.
(2)	Based on 8,193,579 shares of common stock outstanding as of September 29, 2021.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on August 19, 2021 relating to the common stock, par value $0.01 per share of Indaptus Therapeutics, Inc., a Delaware corporation (“Indaptus”) as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 26, 2021 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) On September 29, 2021, 2,727,273 pre-funded warrants to purchase common stock of Indaptus were exercised, resulting in 8,193,579 shares of common stock outstanding as of that date. After giving effect to the purchases described in this Amendment No. 1, Mr. Anderson owns 9.0% of the outstanding shares of Indaptus common stock on the date of this Amendment No. 2.

(b) Mr. Anderson shares voting and dispositive power, with his spouse, over 624,174 shares of Indaptus common stock registered in the name of the Anderson Family Trust. In addition, Mr. Anderson holds sole voting and dispositive power over 113,918 shares of Indaptus common stock hold in his IRA accounts.

(c) Mr. Anderson has affected the following transactions in Indaptus’ common stock in the past 60 days:

Date	Shares	Price
November 5, 2021	26,080	$7.55
November 4, 2021	64,094	$7.60
November 3, 2021	38,678	$7,33
October 28, 2021	34,000	$7.40
October 27, 2021	47,000	$7.14
October 20, 2021	23,997	$7.95
October 19, 2021	14,158	$7.87
October 18, 2021	24,061	$7.66
October 15, 2021	26,502	$7.71

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2021

	By:	/s/ Glen R. Anderson
	Name:	Glen R. Anderson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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